                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 3) (1)

                        MARINER POST-ACUTE NETWORK, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   698940 10 3
                                 (CUSIP Number)

                                ROBERT W. KADLEC
                                 SIDLEY & AUSTIN
                              555 WEST FIFTH STREET
                       LOS ANGELES, CALIFORNIA 90013-1010
                                 (213) 896-6072
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JANUARY 5, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
--------
         (1) The remainder of this cover page shall be filled out for a reporting a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

---------------------------------------------------                 --------------------------------------------------
CUSIP NO. 698940 10 3                                     13D       Page 2 of 11 Pages
---------------------------------------------------                 --------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       APOLLO INVESTMENT FUND III, L.P.
----------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                   (a) /X/  (b)  / /
----------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                            / /
----------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
----------------------------------------------------------------------------------------------------------------------
                     NUMBER                            7      SOLE VOTING POWER
                       OF                                              0
                     SHARES                          -----------------------------------------------------------------
                  BENEFICIALLY                         8      SHARED VOTING POWER
                    OWNED BY                                           2,821
                    REPORTING                        -----------------------------------------------------------------
                     PERSON                            9      SOLE DISPOSITIVE POWER
                      WITH                                             0
                                                     -----------------------------------------------------------------
                                                      10      SHARED DISPOSITIVE POWER
                                                                       2,821
----------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                       2,821
----------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*                                                                                    / /
----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       0.0%
----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       PN
----------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------                 --------------------------------------------------
CUSIP NO.698940 10 3                                      13D       Page 3 of 11 Pages
---------------------------------------------------                 --------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       APOLLO UK PARTNERS III, L.P
----------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                   (a) /X/  (b)  / /
----------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                            / /
----------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED KINGDOM
----------------------------------------------------------------------------------------------------------------------
                     NUMBER                            7      SOLE VOTING POWER
                       OF                                              0
                     SHARES                         ------------------------------------------------------------------
                  BENEFICIALLY                         8      SHARED VOTING POWER
                    OWNED BY                                           2,821
                    REPORTING                       ------------------------------------------------------------------
                     PERSON                            9      SOLE DISPOSITIVE POWER
                      WITH                                             0
                                                    ------------------------------------------------------------------
                                                      10      SHARED DISPOSITIVE POWER
                                                                       2,821
----------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                       2,821
----------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*                                                                                    / /
----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       0.0%
----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       PN
----------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------                 --------------------------------------------------
CUSIP NO.698940 10 3                                      13D       Page 4 of 11 Pages
---------------------------------------------------                 --------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       APOLLO OVERSEAS PARTNERS III, L.P
----------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                   (a) /X/  (b)  / /
----------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                            / /
----------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
----------------------------------------------------------------------------------------------------------------------
                     NUMBER                            7      SOLE VOTING POWER
                       OF                                              0
                     SHARES                         ------------------------------------------------------------------
                  BENEFICIALLY                         8      SHARED VOTING POWER
                    OWNED BY                                           2,821
                    REPORTING                       ------------------------------------------------------------------
                     PERSON                            9      SOLE DISPOSITIVE POWER
                      WITH                                             0
                                                    ------------------------------------------------------------------
                                                      10      SHARED DISPOSITIVE POWER
                                                                       2,821
----------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                       2,821
----------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*                                                                                    / /
----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       0.0%
----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       PN
----------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------                 --------------------------------------------------
CUSIP NO.698940 10 3                                      13D       Page 5 of 11 Pages
---------------------------------------------------                 --------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       APOLLO MANAGEMENT, L.P.
----------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                   (a) /X/  (b)  / /
----------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                            / /
----------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
----------------------------------------------------------------------------------------------------------------------
                     NUMBER                            7      SOLE VOTING POWER
                       OF                                              0
                     SHARES                         ------------------------------------------------------------------
                  BENEFICIALLY                         8      SHARED VOTING POWER
                    OWNED BY                                           2,821
                    REPORTING                       ------------------------------------------------------------------
                     PERSON                            9      SOLE DISPOSITIVE POWER
                      WITH                                             0
                                                    ------------------------------------------------------------------
                                                      10      SHARED DISPOSITIVE POWER
                                                                       2,821
----------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                       2,821
----------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*                                                                                    / /
----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       0.0%
----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       PN
----------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------                 --------------------------------------------------
CUSIP NO.698940 10 3                                      13D       Page 6 of 11 Pages
---------------------------------------------------                 --------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       APOLLO ADVISORS II, L.P.
----------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                   (a) /X/  (b)  / /
----------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                            / /
----------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
----------------------------------------------------------------------------------------------------------------------
                     NUMBER                            7      SOLE VOTING POWER
                       OF                                              0
                     SHARES                         ------------------------------------------------------------------
                  BENEFICIALLY                         8      SHARED VOTING POWER
                    OWNED BY                                           2,821
                    REPORTING                       ------------------------------------------------------------------
                     PERSON                            9      SOLE DISPOSITIVE POWER
                      WITH                                             0
                                                    ------------------------------------------------------------------
                                                      10      SHARED DISPOSITIVE POWER
                                                                       2,821
----------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                       2,821
----------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*                                                                                    / /
----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       0.0%
----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       PN
----------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 (this "Amendment") relates to the Statement on
Schedule 13D dated November 4, 1997, as amended on April 24, 1998 and as amended on December 23, 1999 and filed with the Securities and Exchange Commission on behalf of Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), Apollo UK Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("UK Partners"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners," and together with Fund III and UK Partners, the "Apollo Purchasers"), Apollo Advisors II, L.P., a Delaware limited partnership ("Apollo Advisors") and Apollo Management, L.P., a Delaware limited partnership ("Apollo Management") (collectively, the "Reporting Entities"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Mariner Post-Acute Network, Inc., a Delaware corporation (the "Issuer").

Item 3 is hereby amended to add the following:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         As previously reported, pursuant to the Proxy and Voting Agreement, dated as of November 4, 1997 (the "Voting Agreement"), Apollo Management was granted a three year irrevocable proxy (the "Proxy") to vote the shares of Common Stock (the "Proxy Shares") owned by Chase Equity Associates, L.P., a California limited partnership ("Chase"), Healthcare Equity Partners, L.P., a Delaware limited partnership ("Healthcare"), Healthcare Equity QP Partners, L.P., a Delaware limited partnership ("Healthcare QP"), Key Capital Corporation, a Delaware corporation ("Key"), Key Equity Partners 97, a Delaware limited partnership ("Key Equity"), Drax Holdings, L.P., a Delaware limited partnership ("Drax"), Walnut Growth Partners Limited Partnership, a Delaware limited partnership ("Walnut"), and their respective successors and assigns (collectively, the "Remaining Purchasers" and together with the Apollo Purchasers, the "Purchasers") (including transferees) on matters as to which the Remaining Purchasers are entitled to vote.

         As previously reported, Apollo Management, the Apollo Purchasers, Chase, Healthcare, Healthcare QP, Key, Key Equity, Drax and Walnut were all of the parties to that certain Stockholders Agreement (the "Stockholders Agreement") dated as of November 4, 1997, amended as of April 13, 1998 and amended and restated as of November 25, 1998.

         Pursuant to a Termination of Amended and Restated Stockholders Agreement and Proxy and Voting Agreement, dated as of December 20, 1999 and executed by all of the parties thereto on or before January 5, 2000 ("Termination Agreement") by and among the Issuer, Apollo Management, the Apollo Purchasers, Chase, Drax, Walnut, and Patrician Corporation (as the successor to Healthcare, Healthcare QP, Key, Key Equity) (collectively, the "Terminating Parties"), the Terminating Parties (i) terminated the Voting Agreement and, thus, the Proxy and (ii) terminated the Stockholders Agreement. Accordingly, the Reporting Entities no longer are entitled to direct the voting of and are no longer the beneficial owners of the Proxy Shares.

         As previously reported, the Apollo Purchasers and Chase entered into a Warrant Purchase Agreement, dated as of September 17, 1997, and on November 4, 1997, the Apollo Purchasers (on a pro rata basis) granted to Chase a warrant (the "Warrant") evidencing the right to purchase a total of 592,593 shares of Common Stock (after giving effect to a 3-for-1 stock split effective December 30, 1997) at a price of $0.00033 per share (after giving effect to the stock split). Effective December 20, 1999, Chase exercised the Warrant and, as a result, the Apollo Purchasers transferred 592,593 shares of Common Stock of the Issuer to Chase (the "Chase Transfer"). In connection therewith, Chase transferred 2,821 shares of Common Stock to the Apollo Purchasers in payment of the Warrant exercise price. After giving effect to the Termination Agreement and the Chase Transfer, the Apollo Purchasers are the record owners of 2,821 shares of Common Stock, held as follows: 2,572 shares by Fund III, 95 shares by UK Partners and 154 shares by Overseas Partners.

Item 4 is hereby amended to add the following:

ITEM 4.           PURPOSE OF TRANSACTION

         As a result of the Termination Agreement, the Apollo Purchasers are no longer entitled to direct the voting of the Proxy Shares.


Item 5 is hereby amended to read in its entirety:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The responses to Items 1 through 11 on the cover pages of this Schedule 13D are incorporated herein. The Common Stock owned by the Apollo Purchasers is held as follows: 2,572 shares by Fund III, 95 shares by UK Partners and 154 shares by Overseas Partners.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d) Not applicable.

(e) As of January 5, 2000, the Reporting Entities ceased to be the beneficial owners of more than five percent of the Common Stock.


Item 6 is hereby amended to add:

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A:  Termination of Amended and Restated Stockholders
                      Agreement and Proxy and Voting Agreement, dated as of December 20, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated as of this __ day of January, 2000.

APOLLO INVESTMENT FUND III, L.P.

         By:      Apollo Advisors II, L.P.,
                  Its General Partner

                  By:      Apollo Capital Management II, Inc.,
                           Its General Partner

                           By: /s/ Michael D. Weiner
                              ---------------------------------------
                                    Name:    Michael D. Weiner
                                    Title:   Vice President


APOLLO OVERSEAS PARTNERS III, L.P.

         By:      Apollo Advisors II, L.P.,
                  Its General Partner

                  By:      Apollo Capital Management II, Inc.,
                           Its General Partner

                           By: /s/ Michael D. Weiner
                              ---------------------------------------
                                    Name:    Michael D. Weiner
                                    Title:   Vice President


APOLLO UK PARTNERS III, L.P.

         By:      Apollo Advisors II, L.P.,
                  Its General Partner

                  By:      Apollo Capital Management II, Inc.,
                           Its General Partner

                           By: /s/ Michael D. Weiner
                              ---------------------------------------
                                    Name:    Michael D. Weiner
                                    Title:   Vice President

APOLLO ADVISORS II, L.P.

         By:      Apollo Capital Management II, Inc.,
                  Its General Partner

                  By: /s/ Michael D. Weiner
                      ---------------------------------------
                           Name:   Michael D. Weiner
                           Title:  Vice President


APOLLO MANAGEMENT, L.P.

         By:      AIF III Management, Inc.,
                  Its General Partner

                  By: /s/ Michael D. Weiner
                     ---------------------------------------
                           Name:   Michael D. Weiner
                           Title:  Vice President